Filed by Legato Systems, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company:    Legato Systems, Inc.

Commission File No:    000-26130

Customer Name Customer Title Company Name Address Address	Date

Dear (insert customer name),

I have very exciting news to share with you. This morning, before the financial markets in the US opened, LEGATO’s strategic partner, EMC announced a definitive agreement to acquire LEGATO Systems. As a valued customer of LEGATO, this represents excellent news for your investment in LEGATO solutions.

Through this acquisition, LEGATO will become part of a global leader in information management solutions—ensuring continued, rapid development and new innovation around the products that help you do business today. EMC’s financial strength and extensive R&D will increase our ability to bring you even more advanced world-class solutions. EMC and LEGATO share a common vision in our Information Lifecycle Management (ILM) approach, specifically around ensuring that your business critical data is protected, accessible and always available. We also share a deep customer commitment in providing you leading data and storage management solutions, backed by exceptional service so we can assist you in maximizing your competitive advantage.

I believe EMC and LEGATO is a powerful combination—together we can complete the full breadth of ILM solutions that our customers require. EMC is committed to open and heterogeneous software and intends to operate LEGATO as a division led by myself and other members of our current senior management team. The acquisition is expected to close in Q4, 2003. With our shared focus and complementary lines of business, we will be even better positioned to serve the emerging needs of all our customers and transform the data access and storage industry well into the future.

As always, we are steadfast in our commitment to providing you with the most robust, enterprise level software and service solutions—from information protection, application availability, content management, and messaging solutions.

The LEGATO team is very excited about joining EMC and writing a new chapter in our history. We are here to serve you and we thank you for your continued business.

With Kind Regards,

David B. Wright

Chairman and CEO

LEGATO Systems, Inc.

Additional Information and Where to Find it

In connection with the proposed transaction, EMC and LEGATO intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders of EMC and LEGATO are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about EMC, LEGATO and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by EMC and LEGATO with the SEC at the SEC’s website at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and each company’s other filings with the SEC also may be obtained from the respective companies. Free copies of EMC’s filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation,

176 South Street, Hopkinton, MA 01748. Free copies of Legato’s filings may be obtained by directing a request to Legato Investor Relations, LEGATO, SYSTEMS, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO’s website at www.legato.com.

Legato, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Legato stockholders in favor of the proposed transaction. A description of the interests of the directors and executive officers of Legato is set forth in Legato’s proxy statement for its 2003 annual meeting, which was filed with the SEC on April 30, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/ prospectus and the other relevant documents filed with the SEC when they become available.